SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2004

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

RESOLUTIONS ADOPTED AT THE ORDINARY GENERAL MEETING OF SHAREHOLDERS ON JUNE 29, 2004

On June 29, 2004, the registrant sent a notice to its shareholders regarding resolutions adopted at the Ordinary General Meeting of Shareholders held on the same date. Attached is an English translation of such notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki
	Name:	Shigehito Katsuki
	Title:	General Manager Department IV

Date: June 29, 2004

June 29, 2004

To the Shareholders

From:	Representative Director and President
Norio Wada
Nippon Telegraph and Telephone Corporation

Re:	Resolutions adopted at the 19th Ordinary General Meeting of Shareholders

This is a notice on the matters resolved at the 19th Ordinary General Meeting of Shareholders held today.

Matters presented:	The business report, balance sheet and statement of income for the 19th fiscal year (from April 1, 2003 to March 31, 2004)

The financial statements described above were reported.

Matters Resolved:
First Item	Approval of proposed appropriation of unappropriated retained earnings for the 19th fiscal year

It was resolved as proposed that a year-end dividend of ¥2,500 per share will be paid.

Second Item	Repurchase of own shares

It was resolved as proposed that, in accordance with Article 210 of the Commercial Code of Japan, between the close of this Ordinary General Meeting of Shareholders and the next Ordinary General Meeting of the Shareholders, the Company is authorized to acquire a maximum of 1,000,000 shares of its common stock for a total acquisition cost not exceeding ¥600 billion.

Third Item	Partial Modification to the Articles of Incorporation

It was resolved that the following proposed change was to be made to the Articles of Incorporation.

(The modified parts are underlined)

Previous Version	Modified Version
(Total Number of Shares) Article 5 The total number of shares authorized to be issued by the company shall be 62,120,445 shares.	(Total Number of Shares) Article 5 The total number of shares authorized to be issued by the company shall be 61,929,209 shares.

Fourth Item	Election of eleven Directors

It was resolved as proposed that the following eleven persons were elected as Directors: Messrs. Norio Wada, Toyohiko Takabe, Ryuji Yamada, Yuji Inoue, Shin Hashimoto, Masaki Mitsumura, Hiroo Unoura, Ken Yagi, Haruki Matsuno, Takashi Imai and Yotaro Kobayashi.

Messrs. Takashi Imai and Yotaro Kobayashi are outside Directors assigned in accordance with Paragraph 2, Item 7-2 of Article 188 of the Commercial Code regarding outside Directors.

Fifth Item	Election of a Corporate Auditor

It was resolved as proposed that Mr. Masamichi Tanabe was elected as Corporate Auditor

Sixth Item	Presentation of retirement allowance to retiring Directors and Corporate Auditor

It was resolved as proposed that retirement allowance be given in accordance with the Company’s regulations and at an appropriate level for services rendered by the four persons; Messrs. Hiromi Wasai, Satoru Miyamura and Junichiro Miyazu, who are retiring Directors, and Mr. Keisuke Sada, retiring Corporate Auditor. It was resolved as proposed that decisions on the amount of money, time and method of payment of such monetary awards be entrusted to the Board of Directors for retiring Directors and consultation among Corporate Auditors for retiring Corporate Auditor.

Notes:

1.	The above resolved items 1, 3, 4 and 5 were also approved by the Minister of Public Management, Home Affairs, Posts and Telecommunications today in accordance with the Law Concerning Nippon Telegraph and Telephone Corporation, Etc.

2.	At the Meeting of the Board of Directors held after this Ordinary General Meeting of Shareholders, the following Representative Directors and Executive Officers were elected:

Representative Director and President, Mr. Norio Wada

Representative Director and Senior Executive Vice President, Mr. Toyohiko Takabe

Representative Director and Senior Executive Vice President, Mr. Ryuji Yamada

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3.	After this Ordinary General Meeting of Shareholders, Messrs. Takao Nakajima, Yoshio Miwa and Masamichi Tanabe were elected as full-time Corporate Auditors by the Corporate Auditors.

Payment for the 19th fiscal year interim dividends

1.	Please find enclosed the “Statement for the 19th fiscal year year-end dividends” and “Account details for payment of the interim dividends” for those shareholders who wish to specify financial institutions for dividends transfer.

2.	For other shareholders, please find enclosed the “Payment to the postal transfer account” and collect your dividends at your nearby post office as soon as possible.

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